Exhibit 12.1
Statement Regarding Calculation of Ratio of Earnings to Fixed Charges
Alleghany Corporation
Ratio of Earnings to Fixed Charges

	Three
	months
	ended
	March 31,	Year ended December 31,
($in thousands)	2006	2005	2004	2003	2002	2001
Net income	$59,206.0	$52,334.0	$117,696.0	$162,378.0	$54,813.0	$224,230.0

Fixed charges	1,822.5	6,579.0	5,353.0	4,394.0	4,956.0	7,102.0

Ratio of earnings to fixed charges	32.3x	8.0x	22.0x	37.0x	11.1x	31.6x
For purposes of calculating these ratios, “earnings” consists of (1) net income, (2) fixed charges and (3) amortization of any capitalized interest, and “fixed charges” consists of (1) interest expensed and capitalized, (2) amortized premiums, discounts and capitalized expenses related to indebtedness and (3) an estimate of the interest within rental expense.
We did not have any preferred stock outstanding during any of the periods shown and accordingly our ratio of earnings to fixed charges and preferred stock dividends would be the same as the ratios shown above.